SembCorp Industries

03037028

Rule 12g3-2(b) File No. 825109

14 October 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 29 2003
WASH., D.C. 181

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin (Ms)
Group Company Secretary

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Enclosure

10/31

Notice Of Changes In Director's Interests In Related Company

Name of director:	Lua Cheng Eng
Date of notice to company:	14/10/2003
Date of change of interest:	10/10/2003
Name of registered holder:	Lua Cheng Eng
Circumstance(s) giving rise to the interest: Please specify details:	Others sale of SembCorp Marine Ltd's (SCM) shares in open market

Information relating to shares held in the name of the registered holder: -

No. of SCM shares which are the subject of the transaction:	500
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.00
No. of SCM shares held before the transaction:	500
% of issued share capital:	0
No. of SCM shares held after the transaction:	0
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of SCM shares held before the transaction:	0	500
% of issued share capital:	0	0
No. of SCM shares held after the transaction:	0	0
% of issued share capital:	0	0
Total shares:	0	0

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 14/10/2003 to the SGX

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests In Related Company

Name of director:	Lua Cheng Eng
Date of notice to company:	14/10/2003
Date of change of interest:	10/10/2003
Name of registered holder:	Lua Cheng Eng
Circumstance(s) giving rise to the interest:	Others
Please specify details:	sale of SembCorp Marine Ltd's (SCM) shares in open market

Information relating to shares held in the name of the registered holder: -

No. of SCM shares which are the subject of the transaction:	32,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.02
No. of SCM shares held before the transaction:	32,500
% of issued share capital:	0
No. of SCM shares held after the transaction:	500
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of SCM shares held before the transaction:	0	32,500
% of issued share capital:	0	0
No. of SCM shares held after the transaction:	0	500
% of issued share capital:	0	0
Total shares:	0	500

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 14/10/2003 to the SGX